UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

THE GENLYTE GROUP INCORPORATED

(Name of Subject Company)

________________________

THE GENLYTE GROUP INCORPORATED

(Name of Person(s) Filing Statement)

________________________

Common Stock, par value $0.01 per share

(including associated Preferred Share Purchase Rights)

(Title of Class of Securities)

________________________

372302109

(CUSIP Number of Class of Securities)

________________________

Daniel R. Fuller

Vice President and General Counsel

10350 Ormsby Park Place, Suite 601

Louisville, KY 40223

(502) 420-9500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

________________________

With copies to:

John Tamisiea, Esq.

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Telephone: (312) 372-2000

________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following letter was sent from Larry Powers to certain of Genlyte’s customers on November 26, 2007:

Genlyte Group

10350 Ormsby Park Place

Suite 601

Louisville, KY 40223

Phone: 502-420-9501

FAX: 502-420-9541

Lpowers@genlytegroup.com

LARRY POWERS
President & CEO

November 26, 2007

Dear

I would like to personally inform you of a major change (event) effecting our company. On Sunday, November 25, 2007 The Genlyte Board of Directors approved an agreement with Philips to merge our two companies. Accordingly, over the next several weeks Philips will make a tender offer to acquire all outstanding shares of Genlyte.

Over that last two decades since Genlyte’s inception, we have expanded our markets, diversified our product offering, continued our unique product leadership position and created value for our customers, employees and shareholders. We now believe that the time is right to take Genlyte to higher grounds yet. Our association with Philips will further enhance and strengthen Genlyte in many areas, particularly in product leadership utilizing advance technologies such as solid state lighting.

As we move forward with this merger, Genlyte will continue to access the market as we do presently, through our well recognized and established brands. Our structure will also remain intact with each division and brand managed by a focused and committed management team. All company sales associates and independent sales representatives will remain as is. Genlyte’s executive team will continue to manage the total enterprise as we presently do from our headquarters in Louisville, Kentucky.

I would like to take this opportunity to express my appreciation for your support and business in the past. We are committed to remain your trusted choice as a supplier and marketing partner.

Very truly yours,

Larry Powers

The following email was sent from Larry Powers to certain employees on November 26, 2007:

This is to confirm that we will have a conference call with all General Managers on Monday November 26, 2007 at 8:00 AM eastern. The conference call number is 1-866-288-5586 and the Participant passcode is 50372854.

Prior to the meeting, please print the attached Genlyte Press Release and the PowerPoint presentation from Philips regarding the acquisition transaction of Genlyte.

The Genlyte management team and the Genlyte Board of Directors unanimously approved this transaction and totally support it.

I believe this merger will be very good for everyone including our Stockholders, Employees, Customers, and Vendors.

Philips has committed to leaving our autonomous Division operations as is, and we will continue to manage our business as we have in the past. As you know, we have discussed consolidating some of our operations in 2008 and these may go forward, but nothing further is planned as a result of the acquisition.  Each of our Division Operations and their Sales representation will remain as is.

Larry K. Powers

Genlyte Group

Important Additional Information Will Be Filed with the Securities and Exchange Commission (“SEC”)

The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell the Company's common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed by Philips Holding USA Inc. with the SEC, and the solicitation/recommendation statement will be filed by the Company with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by the Company or Philips Holding USA Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to The Genlyte Group Incorporated, Attention: William G. Ferko, 10350 Ormsby Park Place, Suite 601, Louisville, KY, (502) 420-9502.